FOURTH AMENDMENT

TO

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

ARC PROPERTIES OPERATING PARTNERSHIP, L.P.

This FOURTH AMENDMENT TO AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF ARC PROPERTIES OPERATING PARTNERSHIP, L.P. (this “Amendment”), is made as of December 28, 2012 by and among American Realty Capital Properties, Inc., a Maryland corporation (the “REIT”), in its capacity as the general partner (the “General Partner”) of ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings given to such terms in the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 6, 2011, as amended (the “Partnership Agreement”).

RECITALS:

WHEREAS, pursuant to Section 11.01 of the Partnership Agreement, the parties hereto desire to make certain amendments to the Partnership Agreement to specially allocate depreciation deductions to ARC Real Estate Partners, LLC, a Delaware limited liability company and a limited partner of the Partnership, who has agreed to bear the economic risk of loss with respect to such depreciation;

WHEREAS, pursuant to Section 11.01(c) of the Partnership Agreement, an amendment that alters the Partnership’s allocation of Profits and Loss to the Limited Partners, requires the written consent of a Majority in Interest (other than the Percentage Interests held by the REIT in its capacity as a Limited Partner of the Partnership);

NOW THEREFORE, in consideration of the premises made hereunder, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	The defined term “Limited Partner” in the preamble of the Partnership Agreement is hereby changed to “Contributing Limited Partner” and all corresponding references to “the Limited Partner” throughout the Partnership Agreement are hereby changed to references to “the Contributing Limited Partner.”

2.	Article I of the Partnership Agreement is hereby amended to insert the following new defined terms in the appropriate alphabetical order:

““Contributing Limited Partner” has the meaning set forth in the preamble.”

““Depreciation” means, for each fiscal year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year or other period, except that (a) with respect to any asset the Gross Asset Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year or other period and which difference is being eliminated by use of the “remedial method” as defined by Section 1.704-3(d) of the Regulations, Depreciation for such fiscal year or other period shall be the amount of book basis recovered for such fiscal year or other period under the rules prescribed by Section 1.704-3(d)(2) of the Regulations, and (b) with respect to any other asset the Gross Asset Value of which differs from its adjusted tax basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such fiscal year or other period bears to such beginning adjusted tax basis; provided, however, that in the case of clause (b) above, if the adjusted tax basis for federal income tax purposes of an asset at the beginning of such fiscal year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the General Partner.”

““Gross Asset Value” means, with respect to any asset of the Partnership, such asset’s adjusted basis for federal income tax purposes, except as follows:

(a) the initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, without reduction for liabilities, as determined by the contributing Partner and the Partnership on the date of contribution thereof;

(b) if the General Partner determines that an adjustment is necessary or appropriate to reflect the relative economic interests of the Partners, the Gross Asset Values of all Partnership assets shall be adjusted in accordance with Sections 1.704-1(b)(2)(iv)(f) and (g) of the Regulations to equal their respective gross fair market values, without reduction for liabilities, as reasonably determined by the General Partner, as of the following times:

(i) a Capital Contribution (other than a de minimis Capital Contribution) to the Partnership by a new or existing Partner as consideration for a Partnership Interest;

(ii) the distribution by the Partnership to a Partner of more than a de minimis amount of Partnership assets as consideration for the repurchase or redemption of a Partnership Interest;

(iii) the liquidation of the Partnership within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; and

(iv) the grant of an interest in the Partnership (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Partnership by an existing Partner acting in a partner capacity, or by a new Partner acting in a partner capacity or in anticipation of becoming a Partner;

(c) the Gross Asset Values of Partnership assets distributed to any Partner shall be the gross fair market values of such assets (taking Section 7701(g) of the Code into account) without reduction for liabilities, as determined by the General Partner as of the date of distribution; and

(d) the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations; provided, however, that Gross Asset Values shall not be adjusted pursuant to this paragraph (d) to the extent that the General Partner determines that an adjustment pursuant to paragraph (b) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d).

At all times, Gross Asset Values shall be adjusted by any Depreciation taken into account with respect to the Partnership’s assets for purposes of computing Net Income and Net Loss.”

““Property Profit” means for each fiscal year or other applicable period, an amount equal to the Partnership’s Profit for such year or period from the disposition of Property.”

3.	Section 2.04 of the Partnership Agreement is hereby amended by adding the following subsection (d) at the end thereof:

“(d) If the Contributing Limited Partner’s Capital Account has a deficit balance (after giving effect to all contributions, distributions and allocations under Article V for all taxable years, including the year in which such liquidation occurs), the Contributing Limited Partner shall restore and contribute to the capital of the Partnership, the amount necessary to restore such deficit balance to zero but not to exceed the excess of (i) the cumulative amount of Depreciation specially allocated to the Contributing Limited Partner under Section 5.01(g) over (ii) the cumulative chargeback allocation of Property Profit pursuant to Section 5.01(h). This deficit restoration obligation is intended to comply with Section 1.704-1(b)(2)(ii)(b)(3) of the Regulations and shall be satisfied before the later to occur of (i) the end of the taxable year in which the Partnership (or the Contributing Limited Partner’s interest in the Partnership) is liquidated or (ii) ninety (90) days after of the liquidation of the Partnership (or the Contributing Limited Partner’s interest in the Partnership), which amount shall be paid to creditors of the Partnership or, if the amount contributed exceeds the amount due to creditors, shall be distributed to Partners with positive Capital Account balances.”

4.	Section 5.01 of the Partnership Agreement is hereby amended by adding the following subsections (g) and (h) at the end thereof:

“(g) Special Allocations of Depreciation. Depreciation shall be allocated first to the Contributing Limited Partner until the cumulative amount of Depreciation allocated to the Contributing Limited Partner pursuant to this Section 5.01(g) for all years equals $10,000,000.

(h) Special Allocation of Property Profit. After giving effect to the allocation in Section 5.01(b) and to the extent not previously allocated pursuant to Section 5.01(b), Property Profit shall be allocated first to the Contributing Limited Partner to the extent of the cumulative amount of Depreciation allocated to the Contributing Limited Partner pursuant to section 5.01(g).”

5.	The first sentence of Section 5.01(f) of the Partnership Agreement is hereby deleted in its entirety and the following sentence is substituted in its place:

““Profit” means any item of income or gain of the Partnership, and “Loss” means any item of loss, expense, deduction or credit; in each case determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), provided, that neither Profit nor Loss shall include items of income, gain and expense that are specially allocated pursuant to Sections 5.01(b), (c), (d), (g) or (h) hereof.”

6.	Section 8.04(a) of the Partnership Agreement is hereby amended by inserting the following sentence as the penultimate sentence thereof:

“The Contributing Limited Partner shall not be permitted to exercise the OP Unit Redemption Right unless and until it does not have a deficit balance in its Capital Account.”

7.	The effectiveness of the amendments, changes, deletions and substitutions to the Partnership Agreement contained in this Amendment are conditioned upon the receipt of the written consent of a Majority in Interest pursuant to the written consent included as Exhibit A hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first aforesaid.

GENERAL PARTNER:

AMERICAN REALTY CAPITAL PROPERTIES, INC.

By:	/s/ Nicholas S. Schorsch
Name:	Nicholas S. Schorsch
Title:	Chairman and Chief Executive Officer

[Signature Page to Fourth Amendment to Amended and Restated Agreement of Limited Partnership]

EXHIBIT A

WRITTEN CONSENT

IN WITNESS WHEREOF, the undersigned, constituting a Majority in Interest of ARC Properties Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”) within the meaning of Section 11.01 of the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 6, 2011, as amended (the “Partnership Agreement”), hereby consent to the foregoing Fourth Amendment to the Partnership Agreement, effective as of December 28, 2012.

This Written Consent may be executed (including by facsimile or other electronic transmission) with counterpart signature pages or in several counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

LIMITED PARTNERS:

ARC REAL ESTATE PARTNERS, LLC

By:
Name:	Nicholas S. Schorsch
Title:	Manager

By:
Name:	William M. Kahane
Title:	Manager

[Signature Page to Exhibit A Written Consent]